Mail Stop 3561

July 20, 2009

Benjamin Mayer, Chairman of the Board
Duke Mining Company, Inc.
850 Third Avenue, Suite 1801
New York, NY 10022

       Re: **Duke Mining Company, Inc.**
               Item 4.01 Form 8-K
               Filed July 9, 2009
               File No. 333-132107

Dear Mr. Mayer:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                            Sincerely,

                            Blaise Rhodes
                            Staff Accountant
                            Office of Beverages, Apparel and
                            Health Care Services